SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 22, 2003

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS

On April 22, 2003, Irwin Financial Corporation announced its First Quarter 2003 earnings as set forth in Item 12 below. Information contained in Item 12 and the news release attached as Exhibit 99.1 is incorporated by reference in this Item 5.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(c) Exhibits.

   99.1 News Release issued April 22, 2003.

ITEM 9. REGULATION FD DISCLOSURE

On April 22, 2003, Irwin Financial Corporation announced its First Quarter 2003 earnings. The information set forth below under "Item 12. Results of Operations and Financial Condition" is being furnished in this Item 9 of Form 8-K in accordance with SEC Release Nos. 33-8216 and 34-47583.

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On April 22, 2003, Irwin Financial Corporation announced its First Quarter 2003 earnings. The news release regarding this announcement is filed as Exhibit 99.1 hereto.

SUPPLEMENTAL INFORMATION REGARDING NON-GAAP FINANCIAL MEASURES (dollars in thousands) (segment reporting basis)

Commercial Banking	1Q03	1Q02	4Q02
Net interest margin as reported in press release[1]	4.04%	4.10%	3.91%
Net interest margin without tax equivalent adjustment	4.03	4.09	3.90
Tax equivalent interest at 35% federal tax rate	$48	$52	$50
Mortgage Banking			
Mortgage servicing rights impairment net of hedging as reported in press release[2]	$ (1,633)	$ 2,605	$ (12,242)
Less: Derivative gains (losses)	321	(8,128)	7,121
Mortgage servicing rights impairment (GAAP basis)	$(1,954)	$10,733	$(19,363)
Home Equity Lending			
Allowance for loan losses	$ 23,203	$ 8,119	$ 21,689
Loans on-balance sheet	739,399	406,055	626,355
Allowance for loan losses to loans (GAAP basis)	3.14%	2.00%	3.46%

Residual asset valuation allowance	$ 80,610	$ 133,818	$ 79,746
Underlying off-balance sheet loans	987,279	1,588,055	1,123,440
Valuation allowance as a percent of off-balance sheet loans	8.16%	8.43%	7.10%
Allowance for loan losses plus residual asset valuation allowance	$ 103,813	$ 141,937	$ 101,435
Loans on- and off- balance sheet	1,726,678	1,994,110	1,749,795
Allowance to loans and leases as reported in press release[3]	6.01%	7.12%	5.80%

[1]We present the net interest margin for the commercial banking line of business on a tax equivalent basis, consistent with industry practice. On a prospective basis, we will begin showing the net interest margin without adjusting for tax equivalent interest. We believe the difference between the two methods for us is immaterial.

[2]We actively manage the risk associated with the valuation of our mortgage servicing rights at the mortgage banking line of business by entering into various derivatives contracts. Therefore, we believe it is more useful to investors to disclose impairment on mortgage servicing rights net of derivative gains or losses.

[3]At our home equity lending line of business, we manage credit risk on the entire managed portfolio which includes both on- and off-balance sheet credit risk. For our on-balance sheet loans, we record an allowance for loan losses on the balance sheet. We value our residual asset by modeling into our future cash flow models an embedded loss reserve. As we manage the credit risk associated with these two components together, we believe it is more useful to investors to disclose the total credit reserve associated with both pieces combined in our press release on a weighted average basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: April 24, 2003   By: /s/ GREGORY F. EHLINGER

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued April 22, 2003

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications	812.376.1917
Greg Ehlinger, Chief Financial Officer	812.376.1935
Conference call 12:00 EST, 1:00 EDT April 22, 2003	888.862.6557
Replay (passcode: 7055331)	877.213.9653

IRWIN FINANCIAL CORPORATION ANNOUNCES
FIRST QUARTER EARNINGS

- **Earnings Per Share Increase 5 Percent**
- **Record Mortgage Banking and Commercial Banking Income, Up 90 And 36 Percent, Respectively**
- **Consumer Credit Quality Projected to Remain Weak; Additional Reserves Taken**
- **2003 Earnings Guidance Increased to at Least $2.25 per Share**
- **Total Capital to Risk-Weighted Assets Rises to 13.4%**

(Columbus, IN, April 22, 2003) Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on mortgage banking, small business lending, and home equity lending, today announced net income for the first quarter of 2003 of $11.8 million or $0.41 per diluted share. This compares with net income of $9.9 million or $0.39 per diluted share during the same period in 2002, an increase in earnings per share of 5 percent.

"Our balanced revenue strategy worked well again in the first quarter," said Will Miller, Chairman and CEO of Irwin Financial.   "In spite of difficult economic conditions and the uncertainties caused by war, our consolidated EPS increased over the same quarter last year and our outlook for the full year improved. While forecasts are particularly difficult in this environment, given the visibility we have in our mortgage originations and due to our diversified revenue model, we believe we will have a strong second quarter and we expect to earn at least $2.25 per share for the entire year. This would be a greater than 19 percent improvement over our 2002 results."

Consolidated Results

Financial highlights included:

$ in millions, except EPS	1Q 2003	1Q 2002	Percent Change
Net Interest Income After Provision for Losses	$55	$34	62%
Non-Interest Income	70	52	35
Total Consolidated Net Revenues	125	86	46
Non-Interest Expense	106	70	51
Net Income	12	10	18
Earning per Share (diluted)	0.41	0.39	5
Loans and Leases	2,987	2,280	31
Mortgage Loans Held for Sale	1,632	487	235
Shareholders' Equity	371	323	15
Total Risk-Based Capital Ratio	13.4%	12.7%	
Return on Average Equity	13%	15%	

As noted in the table above, net revenues increased year-over-year $39 million or 46 percent to $125 million, reflecting growth in our loan and lease portfolios and strength of mortgage banking originations. Non-interest expense rose $36 million or 51% year-over-year, principally reflecting commission and other compensation related expenses arising from the increase in loan production.

Our loan and lease portfolio totaled $3.0 billion as of March 31, 2003, up $171.8 million or 6 percent from year end and 31% from a year earlier, reflecting growth in each of our commercial and consumer portfolios.

Reflecting the favorable environment for mortgage lending and the expansion of our distribution platform, our mortgage loans held for sale totaled $1.6 billion at quarter end, up from $1.3 billion at December 31.

Deposits totaled $3.0 billion at March 31, a $0.3 billion increase over year end. Non-interest bearing deposits increased $0.1 billion since year end, principally reflecting the increase to $0.7 billion in escrow deposits that are associated with our growing mortgage servicing portfolio. We also added over $0.3 billion of funding for our home equity portfolio and approximately $60 million for our commercial finance portfolio in two separate secured financing transactions during the quarter.

We had $371.5 million or $13.35 per share in common shareholders' equity as of March 31, 2003, a year-over-year per share increase of 14.5 percent. Our Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 9.8 percent and 13.4 percent, respectively, as of March 31, 2003, up from 9.7 percent and 13.2 percent respectively, at the end of the fourth quarter 2002.

Our consolidated loan and lease loss provision totaled $9.2 million, a $0.7 million or 8 percent increase compared with the fourth quarter of 2002. We also added considerably to our loss reserves embedded in our residual asset to provide for elevated levels of losses anticipated in the associated home equity portfolios, given the current economic outlook.

Nonperforming assets (including other real estate owned of $4.8 million) were $43.4 million or 0.81 percent of total assets as of March 31, 2003, up from $36.4 million or 0.75 percent of total assets at year end. As discussed in more detail below, the bulk of the increase occurred due to a single credit in our commercial banking portfolio. We believe we are adequately reserved for potential losses on that loan. Our on-balance sheet allowance for loan and lease losses totaled $54.2 million as of March 31, 2003, compared with $50.9 million at year end. The ratio of on-balance sheet allowance for loan and lease losses to nonperforming loans and leases totaled 140 percent compared to 164 percent at year end.

Net charge-offs rose to $6.1 million, up 24% from the fourth quarter, primarily in our home equity and broker-originated lease portfolios. We believe these elevated loss rates reflect the weak economic recovery. The ratio of charge-offs to average loans and leases, and the allowance for loans and lease losses to total loans and leases for our principal credit-related portfolios are shown below.

	Commercial Banking	Home Equity Lending[1]	Commercial Finance
Annualized Charge-offs			
• **1Q03**	0.21%	3.57%	2.06%
• **4Q02**	0.21	2.78	1.64
• **1Q02**	0.19	2.51	1.32
Allowance to Loans and Leases			
• **March 31, 2003**	1.15%	6.01%	2.33%
• **December 31, 2002**	1.14	5.80	2.21
• **March 31, 2002**	1.02	7.12	1.85

The increases in credit costs were offset by strong origination volume in our mortgage banking operation, resulting in an increase in net income versus the same quarter last year. This is the intended result of our balance revenue strategy.

Line of Business Results

Mortgage Banking

Net income at our mortgage banking line of business totaled $19.6 million in the first quarter of 2003, a new quarterly record. Net income increased $9.3 million or 90 percent compared with the year earlier period. The year-over-year increase was largely attributable to strong loan

---

[1] The figures for home equity lending reflect both on- and off-balance sheet (securitized with credit risk retained) portfolios.

originations and sales, the result of favorable interest rate conditions and distribution channel expansion.

Mortgage loan originations totaled $5.5 billion during the first quarter, a year-over-year increase of $3.5 billion or 181 percent and an increase of $0.9 billion compared with the fourth quarter of 2002. Refinanced loans accounted for 70 percent of first quarter production, compared with 54 percent in the year earlier period and 73 percent during the fourth quarter. During the first quarter, our correspondent unit that was started in late 2002 originated approximately $1.1 billion or 21% of total production, compared with $0.1 billion originated in the fourth quarter.

Our first mortgage servicing portfolio totaled $20.4 billion as of March 31, 2003, a year-over-year increase of 47 percent, reflecting strong production and limited servicing sales. The balance sheet carrying value of our first mortgage servicing rights totaled $185 million as of March 31, 2003, or 0.92 percent of the underlying loan balance, compared to our weighted average servicing fee of 0.35 percent.

During the quarter, we recorded impairment on our servicing asset, net of derivative gains, of $1.6 million, compared with a net impairment reversal of $2.6 million a year earlier and impairment of $12.2 million during the fourth quarter. We enhanced our mortgage servicing asset amortization methodology during the quarter to better align the amortization with current expected prepayment speeds. This change accounted for the majority of the quarterly increase in amortization from $16.0 million in the fourth quarter to $27.2 million during the current quarter. This change is likely to result in a commensurate offset in our quarterly servicing asset impairment.

Reflecting our quarter-end level of mortgage loans held for sale and the Mortgage Bankers Association's current forecast for second quarter loan originations nationally, we anticipate our second quarter production and mortgage banking segment net income will be strong.

Commercial Banking

Our commercial banking line of business earned $5.2 million in the first quarter of 2003, a quarterly record, an increase of $1.4 million or 36 percent compared with a year earlier, and a $0.5 million increase over the fourth quarter of 2002. The increase in net income largely reflects year-over-year growth of $2.9 million or 18 percent in net interest income.

The commercial banking loan portfolio of $1.8 billion at March 31 increased $0.3 billion, or 17 percent year-over-year, although only 1 percent over the fourth quarter of 2002, reflecting slowing loan demand. The net interest margin in the first quarter was 4.04 percent, compared with 4.10 percent during the first quarter of 2002 and 3.91 percent during the fourth quarter of 2002. Assuming no significant changes in interest rates through the end of the quarter, we would anticipate a similar net interest margin during the second quarter. Average core deposits of $1.5 billion during the first quarter were up 36 percent year-over-year, but essentially unchanged as compared to the fourth quarter of 2002.

Included in first quarter net income was $1.6 million in provision for loan and lease losses, a year-over-year decrease of $0.6 million, reflecting slower loan growth. Net charge-offs totaled $0.9 million during the first quarter of 2003 or 0.21 percent of average loans on an annualized basis, the same rate as was charged off during the fourth quarter of 2002. Nonperforming assets increased $6.8 million during the quarter, principally reflecting a single loan that was placed on non-accrual. We believe we are adequately reserved for potential losses on this loan considering the collateral and workout plans in place. Thirty-day and greater delinquencies in our commercial portfolio totaled 0.61 percent at March 31, up from 0.37 percent at year-end. Adjusted for payments received during the first week of April, commercial delinquencies would have declined to 0.19 percent. Loan loss reserves to loans totaled 1.15 percent as of March 31, 2003, compared with 1.14 percent at the end of 2002.

Home Equity Lending

Our home equity lending business lost $9.5 million during the first quarter of 2003, compared to its loss in the first quarter of 2002 of $2.9 million. The higher loss was principally the result of our view, based on current economic conditions and consistent with the forecasts we are using for the mortgage banking line of business, that consumer credit quality will remain weak throughout 2003 as a result of slow economic growth. Accordingly, we increased our loss reserves and recognized $17.8 million of residual impairment during the quarter to reflect our modified outlook on the economic environment.   The year-over-year net income comparisons also reflect substantially decreased secondary market loan sales as we continue to build our on-balance sheet portfolio.

Loan origination volumes for the first quarter totaled $278.6 million, a 13 percent year-over-year increase compared with originations of $246.7 million a year earlier. We sold $86.1 million of whole loans during the quarter for a net gain on sale of $2.0 million, compared with loan sales of $180.8 million a year earlier that produced a gain on sale of $7.6 million. Our managed home equity portfolio totaled $1.8 billion at quarter-end, compared with $2.0 billion a year earlier and $1.8 billion at year end. Our on-balance sheet loans and loans held for sale totaled $851.8 million, a 21 percent increase from year end. During the quarter, we completed a $300.4 million secured financing that provides on-balance sheet funding at an all-in rate of approximately 1.75 percent over 1-month LIBOR.

Our capitalized residual assets totaled $132.0 million as of March 31, 2003, compared with $191.0 million a year earlier. Actual credit losses during the first quarter were slightly above our previously modeled assumptions. As noted above, during the quarter we recognized $17.8 million of residual impairment charges principally due to our revised expectation that loss rates will remain at elevated levels throughout 2003. Net charge-offs in the managed portfolio occurred at an annualized rate of 3.6 percent during the first quarter, up from 2.8 percent during the fourth quarter. However, the thirty-day and greater delinquency ratio on the managed portfolio declined on a sequential quarter basis to 5.55 percent, below the 6.01 percent rate at year end, but still above the 4.98 percent rate a year earlier.

Commercial Finance

Our commercial finance line of business, that includes broker- and vendor-based small ticket leasing and franchise finance loans, lost $0.3 million during the first quarter, compared to income of $0.4 million during the same period in 2002 and income of $0.1 million in the fourth quarter. Our Canadian small ticket lease and U.S.-based franchise finance segments performed as we expected and earned $0.1 million and $0.2 million, respectively during the quarter. The decline in income largely reflects increased credit costs for our broker-based, small ticket portion of our commercial finance portfolio.

Lease and loan fundings totaled $57.6 million in the first quarter compared to $62.8 million in the fourth quarter and $39.7 million a year ago. Net interest margin was 5.47 percent in the first quarter, up from 5.05 percent during the fourth quarter. The equipment lease and loan portfolio totaled $380.0 million at March 31, 2003, a $34.1 million sequential quarter increase. Our allowance for loan and lease loss totaled $8.8 million, or 2.33 percent of outstanding loans and leases. Thirty-day and greater delinquencies were 0.98 percent as of March 31, 2003, compared with 1.41 percent a year earlier and 1.00 percent at year end 2002.

Venture Capital

Irwin Ventures lost $1.3 million during the first quarter, compared with a loss of $0.9 million a year earlier. The loss was the result of a valuation adjustment reflecting the economic environment that has elongated sales and implementation cycles for financial technology companies. The company's investment portfolio had a $3.6 million carrying value as of March 31, 2003, or less than 1.0 percent of consolidated equity capital.

About Irwin Financial

Irwin Financial Corporation (www.irwinfinancial.com) is organized as a bank holding company with a history tracing to 1871. The Irwin® group, through its principal operating companies-- Irwin Mortgage Corporation, Irwin Union Bank and Trust Company, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures--provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements
This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words such as "projected," "guidance," "outlook," "believe," "will," "expect," "anticipate," "intended," "is likely," "forecast," "assuming," "would," "expectation," and similar expressions, are intended to identify forward-looking statements. We undertake no obligation to update publicly any of these statements in light of future events.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in interest rates, which may affect consumer demand for our products; staffing fluctuations in response to product demand; the relative profitability of our lending operations, including our correspondent mortgage loan originations; the valuation and management of our servicing portfolios, including short-term swings in valuation of such portfolios due to quarter-end secondary market interest rates, which are inherently volatile; refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates; unanticipated deterioration in the credit quality of our assets; difficulties in delivering loans to the secondary market as planned; difficulties in expanding our business or raising capital and other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we have compensation systems tied to line of business performance; legislative or regulatory changes, including changes in the interpretation of regulatory capital rules, disclosure or consumer lending rules, or rules affecting corporate governance; changes in applicable accounting policies or principles or their application to our businesses; or governmental changes in monetary or fiscal policies.

IRWIN FINANCIAL CORPORATION
Selected Consolidated Financial Highlights
($'s in thousands, except per share data)

	Q1-2003	Q1-2002	$ Change	% Change	Q4-2002
Net Interest Income	$64,391	$44,415	$19,976	45.0 %	$64,035
Provision for Loan and Lease Losses	(9,243)	(10,332)	1,089	10.5	(8,587)
Noninterest Income	69,599	51,550	18,049	35.0	87,409
Total Net Revenues	124,747	85,633	39,114	45.7	142,857
Noninterest Expense	105,600	70,159	35,441	50.5	98,369
Income before Income Taxes	19,147	15,474	3,673	23.7	44,488
Income Taxes	7,371	6,023	1,348	22.4	17,285
Income before Cumulative Effect of Change in Accounting Principle	11,776	9,451	2,325	24.6	27,203
Cumulative Effect of Change in Accounting Principle, Net of Tax	0	495	(495)	(100.0)	0
Net Income	$11,776	$9,946	1,830	18.4	$27,203
Dividends on Common Stock	$1,948	$1,859	$89	4.8	$1,874
Diluted Earnings Per Share (30,598 Weighted Average Shares Outstanding)	$0.41	$0.39	0.02	5.1	$0.92
Basic Earnings Per Share (27,786 Weighted Average Shares Outstanding)	0.42	0.41	0.01	2.4	0.98
Dividends Per Common Share	0.0700	0.0675	0.0025	3.7	0.0675
Common Stock Market Price:					
High	$20.12	$19.15	$0.97	5.1	$17.80
Low	15.95	14.40	1.55	10.8	13.20
Closing	19.49	16.49	3.00	18.2	16.50
Net Charge-Offs	$6,127	$3,972	$2,155	54.3	$4,959

Performance Ratios - Quarter to Date:					
Return on Average Assets	1.00%	1.15%			2.30%
Return on Average Equity	12.92%	14.67%			30.94%

	March 31, 2003	March 31, 2002	$ Change	% Change	December 31, 2002
Loans Held for Sale	$1,631,829	$487,472	$1,144,357	234.8 %	$1,314,849
Loans and Leases in Portfolio	2,987,030	2,279,896	707,134	31.0	2,815,276
Allowance for Loan and Lease Losses	(54,184)	(30,335)	(23,849)	(78.6)	(50,936)
Total Assets	5,365,932	3,541,924	1,824,008	51.5	4,910,926
Total Deposits	3,025,604	2,257,976	767,628	34.0	2,694,344
Shareholders' Equity	371,480	322,504	48,976	15.2	360,555
Shareholders' Equity available to Common Shareholders (per share)	13.35	11.66	1.69	14.5	12.98
Average Equity/Average Assets (YTD)	7.76%	7.85%			7.99%
Tier I Capital	$475,308	$420,364	$54,944	13.1	$462,064
Tier I Leverage Ratio	9.84%	11.61%			9.66%
Total Risk-based Capital Ratio	13.43%	12.73%			13.16%
Nonperforming Assets to Total Assets	0.81%	0.68%			0.75%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Mortgage Banking	Q1-2003	Q1-2002	$ Change	% Change	Q4-2002
Net Interest Income	$16,065	$8,174	$7,891	96.5 %	$15,495
Recover of (Provision for) Loan Losses	53	(150)	203	135.3	(135)
Gain on Sales of Loans	91,228	38,447	52,781	137.3	76,748
Gain on Sale of Servicing	4	(93)	97	104.3	4,903
Loan Servicing Fees, Net of Amortization Expense	(10,480)	2,615	(13,095)	(500.8)	(800)
Impairment of Servicing Assets, Net of Hedging	(1,633)	2,606	(4,239)	(162.7)	(12,242)
Other Revenues	1,864	1,894	(30)	(1.6)	1,908
Total Net Revenues	97,101	53,493	43,608	81.5	85,877
Salaries, Pension, and Other Employee Expense	41,112	21,468	19,644	91.5	36,862
Other Expenses	24,101	14,944	9,157	61.3	21,223
Income Before Income Taxes	31,888	17,081	14,807	86.7	27,792
Income Taxes	12,249	6,742	5,507	81.7	10,812
Net Income	$19,639	$10,339	$9,300	90.0	$16,980
Total Mortgage Loan Originations:	$5,477,292	$1,949,394	$3,527,898	181.0	$4,553,646
Percent retail	27.06%	35.57%			34.41%
Percent wholesale	49.54%	58.02%			58.11%
Percent brokered	2.68%	6.41%			4.40%
Percent correspondent	20.72%	na			3.08%
Refinancings as a Percentage of Total Originations	70.27%	53.83%			72.75%

	March 31, 2003	March 31, 2002	$ Change	% Change	December 31, 2002
Owned Servicing Portfolio Balance	$20,402,080	$13,925,078	$6,477,002	46.5 %	$16,792,669
Weighted average interest rate	6.37%	7.15%			6.59%
Delinquency ratio (30+ days):	4.22%	6.26%			5.28%
Conventional	1.69%	1.41%			2.02%
Government	7.77%	8.79%			8.93%
Loans Held for Sale	$1,517,671	$487,472	$1,030,199	211.3	$1,239,309
Servicing Asset	184,789	239,292	(54,503)	(23)	146,398

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Banking	Q1-2003	Q1-2002	$ Change	% Change	Q4-2002
Net Interest Income	$19,027	$16,091	$2,936	18.2 %	$18,597
Provision for Loan and Lease Losses	(1,580)	(2,170)	590	27.2	(2,672)
Other Revenues	5,129	4,365	764	17.5	4,974
Total Net Revenues	22,576	18,286	4,290	23.5	20,899
Salaries, Pension, and Other Employee Expense	8,925	7,100	1,825	25.7	7,861
Other Expenses	4,980	4,933	47	1.0	5,564
Income Before Income Taxes	8,671	6,253	2,418	38.7	7,474
Income Taxes	3,460	2,424	1,036	42.7	2,770
Net Income	$5,211	$3,829	$1,382	36.1	$4,704
Net Charge-offs	$946	$715	$231	32.3	$961
Net Interest Margin	4.04%	4.10%			3.91%

	March 31, 2003	March 31, 2002	$ Change	% Change	December 31, 2002
Securities and Short-Term Investments	$136,360	$59,569	$76,791	128.9 %	$44,433
Loans and Leases	1,849,778	1,581,976	267,802	16.9	1,823,304
Allowance for Loan and Lease Losses	(21,359)	(16,099)	(5,260)	(32.7)	(20,725)
Interest-Bearing Deposits	1,633,787	1,336,825	296,962	22.2	1,493,789
Noninterest-Bearing Deposits	233,386	147,362	86,024	58.4	240,075
Commercial Loan Delinquency Ratio (30+ days):	0.61%	0.06%			0.37%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business
($'s in thousands)

Home Equity Lending	Q1-2003	Q1-2002	$ Change	% Change	Q4-2002
Residual Asset Interest Income	$6,963	$9,279	($2,316)	(25.0) %	$7,603
Net Interest Income - Unsold Loans and Other	19,449	8,854	10,595	119.7	20,768
Provision for Loan Losses	(4,880)	(6,578)	1,698	25.8	(3,915)
Trading Losses	(17,789)	(7,303)	(10,486)	(143.6)	(3,398)
Gain on Sales of Loans, Including Points and Fees	1,971	7,721	(5,750)	(74.5)	12,603
Servicing Income, net	772	1,871	(1,099)	(58.7)	1,034
Other Revenues	65	256	(191)	(74.6)	371
Total Net Revenues	6,551	14,100	(7,549)	(53.5)	35,066
Salaries, Pension, and Other Employee Expense	13,062	11,927	1,135	9.5	12,842
Other Expense	9,319	7,023	2,296	32.7	8,853
Income Before Income Taxes	(15,830)	(4,850)	(10,980)	(226.4)	13,371
Income Taxes	(6,332)	(1,940)	(4,392)	(226.4)	5,348
Net Income	($9,498)	(2,910)	($6,588)	(226.4)	$8,023
Loan Volume	$278,550	$246,737	$31,813	12.9	$261,997
Loans Sold	86,068	180,780	(94,712)	(52.4)	245,017
Net Charge-offs (Loans Held for Investment)	3,367	2,373	994	41.9	2,625

	March 31, 2003	March 31, 2002	$ Change	% Change	December 31, 2002
Home Equity Loans Held for Sale	$112,429	$0	$112,429	na %	$75,540
Home Equity Loans Held for Investment	739,399	406,055	333,344	82.1	626,355
Allowance for Loan and Lease Losses	(23,203)	(8,119)	(15,084)	(185.8)	(21,689)
Residual Asset	132,020	190,971	(58,951)	(30.9)	157,065
Servicing Asset	24,410	18,723	5,687	30.4	26,444
Managed Portfolio	1,843,266	1,999,166	(155,900)	(7.8)	1,830,339
Delinquency Ratio (30+ days)	5.55%	4.98%			6.01%
Managed Portfolio, including credit risk sold	$2,548,166	$2,337,294	$210,872	9.0	$2,502,685
Delinquency Ratio (30+ days)	4.74%	4.99%			5.12%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Finance	Q1-2003	Q1-2002	$ Change	% Change	Q4-2002
Net Interest Income	$4,807	$3,392	$1,415	41.7 %	$4,183
Provision for Loan and Lease Losses	(2,864)	(1,433)	(1,431)	(99.9)	(1,961)
Other Revenues	835	786	49	6.2	1,137
Total Net Revenues	2,778	2,745	33	1.2	3,359
Salaries, Pension, and Other Employee Expense	2,606	2,184	422	19.3	2,817
Other Expenses	722	670	52	7.8	507
Income (Loss) Before Income Taxes and Minority Interest	(550)	(109)	(441)	(404.6)	35
Income Taxes	(290)	7	(297)	(4242.9)	(61)
Loss Before Cumulative Effect of Change in Accounting Principle	($260)	($116)	($144)	(124.1)	$96
Cumulative Effect of Change in Accounting Principle	$0	$495	($495)	(100.0)	$0
Net Income (Loss)	($260)	$379	($639)	(168.6)	$96
Net Charge-Offs	$1,812	$878	$934	106.4	$1,362
Net Interest Margin	5.47%	5.09%			5.05%
Total Fundings of Loans and Leases	$57,609	$39,679	$17,930	45.2	$62,790

	March 31, 2003	March 31, 2002	$ Change	% Change	December 31, 2002
Investment in Loans and Leases	$379,985	$278,350	$101,635	36.5	$345,844
Allowance for Loan and Lease Losses	(8,840)	(5,141)	(3,699)	(72.0)	(7,657)
Weighted Average Yield	10.00%	10.80%			10.18%
Delinquency ratio (30+ days)	0.98%	1.41%			1.00%

Venture Capital	Q1-2003	Q1-2002	$ Change	% Change	Q4-2002
Net Interest Income after Provision for Loan Losses	$7	$11	($4)	(36.4) %	$9
Mark to Market Adjustment on Investments	(2,259)	(1,465)	(794)	(54.2)	129
Other Revenues	147	192	(45)	(23.4)	76
Total Net Revenues	(2,105)	(1,262)	(843)	(66.8)	214
Operating Expenses	108	164	(56)	(34.1)	131
Income (Loss) Before Income Taxes	(2,213)	(1,426)	(787)	(55.2)	83
Income Tax Expense (Benefit)	(885)	(571)	(314)	(55.0)	33
Net Income (Loss)	($1,328)	($855)	(473)	(55.3)	$50

	March 31, 2003	March 31, 2002	$ Change	% Change	December 31, 2002
Investment in Portfolio Companies (cost)	13,964	11,137	2,827	25.4	12,620
Mark to Market Adjustment	(10,381)	(5,401)	(4,980)	(92.2)	(8,123)
Carrying Value - Portfolio Companies	$3,583	$5,736	($2,153)	(37.5)	$4,497